1012003



                                             UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549


                                             SCHEDULE 13G

                                Under the Securities Exchange Act of 1934


                                          Orchid Biosciences Inc.
                                -------------------------------------------

                                           (Name of Issuer)

                                 Common Stock, par value $.01 per share
                                ---------------------------------------------
                                      (Title of Class of Securities)

                                              68571P506
                                --------------------------------------------
                                            (CUSIP Number)

                                           November 22, 2004
                               ----------------------------------------------
                        (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 68571P506        SCHEDULE 13G              Page  2  of 5 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        North Sound Capital LLC (1)
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     [x]
                                                                (b)     [ ]

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3       SEC USE ONLY
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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                           5      SOLE VOTING POWER
       NUMBER OF                   0
        SHARES             ----------------------------------------------------
     BENEFICIALLY          6      SHARED VOTING POWER
       OWNED BY                    1,271,699
         EACH              ----------------------------------------------------
      REPORTING            7      SOLE DISPOSITIVE POWER
        PERSON                     0
         WITH
                           ----------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                   1,271,699
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,271,699
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.39%
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12      TYPE OF REPORTING PERSON*

         OO
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(1)
        The ultimate managing member of North Sound Capital LLC is Thomas McAuley. The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Fund LLC and North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds.


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CUSIP No. 68571P506        SCHEDULE 13G          Page   3  of   5  Pages

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Item 1(a).        Name of Issuer:

                  Orchid Biosciences Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4390 US Route One North
                        Princeton, NJ 08540

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  North Sound Capital LLC
                  53 Forest Avenue, Suite 202
                  Old Greenwich, CT 06870
                  Delaware limited liability company

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  68571P506

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1:

                  (a) Amount beneficially owned: 1,271,699 shares of Common
Stock

                  (b) Percent of Class:5.39%

                  (c) Number of shares as to which such person has:

                        (i)  sole power to vote or direct the vote: 0

                        (ii) shared power to vote or direct the vote:
                              1,271,699

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CUSIP No. 68571P506          SCHEDULE 13G            Page   4  of   5  Pages

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                        (iii) sole power to dispose or direct the disposition
                              of: 0

                        (iv) shared power to dispose or direct the disposition
                             of: 1,271,699

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable



Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

               Certification pursuant to ss.240.13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 68571P506         SCHEDULE 13G          Page   5  of   5  Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 1, 2004


                                              NORTH SOUND CAPITAL LLC


                                             By: /s/Thomas McAuley
                                                ---------------------
                                             Name:  Thomas McAuley
                                             Title: Chief Investment Officer